Management Briefing
Proposed Exelis merger
May 7, 2015
Filed by: Harris Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company:  Exelis Inc.
Commission File No.:  001-35228

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Summary
Transaction overview
About Exelis
Acquisition process / Legal do’s and don’ts
Integration approach
Pre-close communications plan
Your role as manager
Where to get additional information

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Strengthens core franchises
Builds stronger platform for growth
Creates scale and more balanced earnings
Generates meaningful cost synergies
Creates significant value for all stakeholders
Highly strategic and complementary acquisition
Combination creates a significantly stronger and more competitive company that is better positioned with its key customers to compete for and win new contracts

HARRIS

EXELIS

BOEING

LOCKHEED MARTIN

Sikorsky
A United Technologies Company

NASA

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Exelis overview
2014E Revenue: ~$3.25 Billon
HQ: McLean, VA
Geospatial (GS)
• Electro-optic / Infrared
Sensors
• GPS Solutions
• Weather Sensor and
Payloads
• Processing, Analytics
and Dissemination
Night Vision & Comms
• Networked
Communications
• Night Vision
Electronic Systems (ES)
• Electronic Warfare
• Radar & Sonar Systems
• Carriage & Release
• Command and Control
Systems
Aerostructures
• Commercial
Aerostructures
• Military Aerostructures
Information Systems (IS)
• Civil & Aerospace
Systems
• Command, Control, and
Communication
Systems (C3S)
• Advanced Information
Solutions
Top Customers Top Customers
NRO NOAA USAF USAF
NASA FAA
HQ: Rochester, NY
Top Customers
Army
HQ: Fort Wayne, IN
Top Customers
USAF
Navy
HQ: Clifton, NJ HQ: Salt Lake City, UT
Top Customers
HQ: Herndon, VA
Navy
& Marines
Army
Other DoD
&  Intel
Civil U.S.
Int’l &
Commercial
2014E Segment Revenue
Air Force
2014E Customer Revenue
Information
Systems
Night Vision
& Comms
Electronic
Systems
Geospatial
Aerostructures
DISA

MISSION STATEMENT

Harris Corporation will be the best-in-class global provider of mission-critical assured communications* products, systems and services to both government and commercial customers, combining advanced technology and application knowledge to offer a superior value proposition.

VALUES

Integrity
In our words and actions.
We never compromise our values in pursuit of business performance and success.

Excellence
In everything we do.
We work relentlessly to obtain the highest quality results through continuous improvement and flawless execution.

Customers
Exceeding expectations.
We are passionate about our customers' success and strive to exceed their expectations every day.

Results
Focused on driving business growth and shareholder returns and rewarding performance.
We succeed as individuals and as a company when we grow our businesses and create shareholder value.

Innovation
Demonstrating initiative and creative thinking.
We challenge the status quo, embrace change and solve problems through innovation, agility and creative thinking.

Inclusion
Embracing diverse ideas and talent.
We realize that success comes from diverse ideas and teamworking together to achieve our goals.

William M. Brown
William M. Brown
President and
Chief Executive Officer

harris.com

Exelis

Inspired people who **ACT** in support of customers' critical missions, delivering exceptional performance by...

Adapting
to meet the needs of a changing world,

Collaborating
with coworkers and customers, and

Transforming
our world through ingenious thinking

Respect
We are:
fair and courteous
collaborative and helpful
open-minded and inclusive

Responsibility
We are:
accountable for our words and actions
committed to quality and safety
caring for our communities

Integrity
We are:
ethical and honest
trustworthy and consistent
candid and courageous communicators

EXELIS

| 5 Pre-close Manager Briefing | Harris Proprietary Information Our values We share similar values….a strong foundation

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General guidelines
• Harris and Exelis are independent companies until closing and should not take any action that reduces that independence or any competition between them.
Consult legal team when in doubt about whether conduct is appropriate
Legal Do’s and Don’ts
Do
• DO continue to operate as a separate and
independent business.
• DO continue to compete in any and all
business activities in which we have been
competitors before the merger was
announced.
• DO continue to deal with each other as a
supplier, potential customer or teammate,
but only in the ordinary course of business
as you would before the merger was
announced and like you do other
independent companies.
Don’t
• DON’T seek to influence or control the other
company’s business behavior prior to
closing and be sensitive to creating that
appearance – the prohibition applies to all
areas of the business and is not limited to
competitively sensitive areas.
• DON’T share competitively sensitive
business information.
• DON’T contact employees from the other
company outside the ordinary course of
business unless such contacts are approved
in advance by the Legal Department.

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Integration approach and progress
• Ensure day 1 business continuity
• Baseline organization operating models
• Detail structural and operating model changes
• Prioritize synergy opportunities and initiatives
• Drive synergy capture
• Review priorities, recommendations and results
• Create and ensure ongoing process discipline
• Drive results and accountability
• Monitor change and capture synergies
• Manage risks and track financial results
Steering Committee
CEO
Executive
Leadership Team
Communications
Legal, Contracts,
Ethics &
Compliance
Finance &
Accounting
Technology &
Engineering
Manufacturing
IT
HR
Board of Directors
Integration
Management
Office
Project
Tracking &
Reporting
Communications
& Change
Management
Government /
Customer
Engagement
Integration Team Structure
Global
Security
Supply
Chain
Functional Integration
Project Teams
Business
Development
Synergy Capture
Project Teams
Detailed planning underway with joint project teams - on track for day 1 continuity
Responsibilities and objectives

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Close
Employee update:
Email blog ex Brown
Employee Update:
Email blog ex Fox
Employee update:
Email blog ex Fox
Employee update:
Email blog ex Fox
Employee update:
Email blog ex Fox
End April
Lync Management
Briefing
Lync Management
Briefing:
Fox w/mgmt team
D - 1
Press release
Employee Day 1 Communications
Employee microsite live
Pre close communications plan
Parallel but separate pre-close communications
Build confidence in the future
Ensure business continuity
D -2
Employee town halls
with segment leaders
(content will be provided)
D +1
1
st
Employee weekly
Integration newsletter
published
D +3

HARRIS
HARRIS
Announces Plans To Acquire
EXELIS
Quick Start
Letter from Bill Brown
Press Release
Acquisition News
Fact Sheet
FY15 Q2 Earnings Call
Submit a Question
Customer Outreach Form
Exelis.com
Read Integration FAQs or Submit a New Question
FAQs
Integration Management Office (IMO) Announcements
Integration Management Office Team Announced (March 10, 2015)
Sheldon Fox Announced as Integration Leader (February 23, 2015)

Integration FAQs / Submit a Question
HARRIS
EXELIS

CATEGORIES
General
Company Structure
Locations/Facilities
Employment
Pay/Benefits
Integration
Pre-close
Customers/Capabilities
Products/Solutions
GENERAL
What is Exelis?
Why is Harris acquiring Exelis?
Why are the companies joining now?
What will the combined company be named?
What do you see as opportunities for the combined company going forward?
What is the combined revenue of the two companies?
Was Exelis formally for sale? Who proposed this acquisition – Harris or Exelis?
Did Harris consider acquiring other companies?
Exelis has been a stand-alone business for several years. Why did it decide to sell now?

| 9 Pre-close Manager Briefing | Harris Proprietary Information Additional References Internal Employee Microsite http://my.harris.com/harriscom/ Submit a Question Review Questions Already Submitted

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Your role as a leader
Understand key messages and over communicate
Be available to your teams more than ever
Acknowledge that with change comes uncertainty and we do
not have all of the answers
Flow up questions and concerns to your leadership
Ensure focus remains on serving our customers and meeting
our commitments

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Legend
Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Harris and Exelis. In connection with the proposed acquisition of Exelis, Harris has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Exelis and a prospectus of Harris. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Harris or Exelis or may file with the SEC or send to shareholders in connection with the proposed acquisition of Exelis. INVESTORS AND SHAREHOLDERS OF EXELIS ARE URGED TO READ ALL RELEVANT
DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION OF EXELIS.
Investors and security holders will be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC (when available) in relation to the acquisition of Exelis free of charge at the SEC's website,
www.sec.gov.
Copies of documents filed with the SEC by Harris will be made available free of charge on Harris' website at
http://harris.com/investors.
Copies of documents filed with the SEC by Exelis will be made available free of charge on
Exelis' website at
http://investors.exelisinc.com/.
Participants in Solicitation
Harris and its directors and executive officers, and Exelis and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Exelis common stock in respect of the proposed transaction between Harris and Exelis. Information about the directors and executive officers of Harris is set forth in the proxy statement for Harris' 2014 Annual Meeting of Shareholders, which was filed with the SEC on September 9, 2014.
Information about the directors and executive officers of Exelis is set forth in Exelis' Amendment No. 1 to Annual Report on
Form 10-K, which was filed with the SEC on April 6, 2015, as well as in the proxy statement for Exelis' 2014 Annual
Meeting of Shareholders, which was filed with the SEC on March 26, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed acquisition of Exelis when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.